

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2018

Peter Sollenne
Chief Executive Officer
Optec International, Inc.
2721 Loker Avenue West
Carlsbad, CA 92010

      Re: Optec International, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2017
          Filed September 28, 2017
          File No. 333-198993
          Form 10-Q for the Quarterly Period Ended September 30, 2017
          Filed November 8, 2017
          File No. 000-55861

Dear Mr. Sollenne:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

Exhibits

1.   Please amend your filing to provide the Exhibit 31 certification exactly as stipulated in Item 601(b)(31) of Regulation S-K. In this regard:
    - Your introductory language in paragraph 4 does not refer to internal control over financial reporting (ICFR); and
    - You exclude paragraph 4(b) on ICFR in its entirety.
    This comment also applies to the certification in your September 30, 2017 Form 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Noted to the Condensed Unaudited Financial Statements
Note 7: Subsequent Events, page 10

2. Please provide us your analyses as to whether your in-license of exclusive rights to sell Optec Fuel Maximizer units represents the acquisition of a business for either SEC reporting or GAAP reporting purposes. See Rule 11-01(d) of Regulation S-X and ASC 805-10-55-4 through 55-9. In your response, please tell us who manufactures the Optec Fuel Maximizer units that you sell and whether you acquired any other assets or assumed any other obligations in your license agreement.

General

3. You indicate in your Form 12b-25 filed on February 14, 2018 that you will file your next quarterly report on or before the fifth calendar day following the prescribed due date. As that date has passed, please tell us when you will file your December 31, 2017 Form 10-Q.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance